Mail Stop 3561

January 17, 2007

Mr. Ronald A. Fromm
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105

> **RE:** **Brown Shoe Company, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **File No. 1-2191**

Dear Mr. Fromm:

We have reviewed your response to our August 29, 2006 letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation.

Financial Statements

Note 2. Acquisition of Bennett, page 42

1.   We reviewed your response to comment 3 included in our letter dated August 29, 2006. Please note that SFAS 141 requires the pro forma disclosures for the period in which a material business combination occurs. Please also note that material nonrecurring charges or credits which result directly from a business combination and which will be included in income within the 12 months following the transaction should not be included in pro forma results of operations data except in the period in which they are actually included in your historical financial statements. Please refer to Rule 11-02(b)(5) of Regulation S-X. In future filings please include the required pro forma information for each period included in your financial statements which reflects a material business combination. Please also revise the pro forma presentation for the year ended February 1, 2004 to eliminate the income from the repatriation of foreign earnings from the determination of pro forma net earnings for that period. Rather, disclose the non-recurring charge and clearly indicate that it was not included in the determination of pro forma net earnings for that period.

Controls and Procedures, page 66

2.   We reviewed your responses to comments 5 and 6 included in our letter dated August 29, 2006. Please amend your filing to provide the revised disclosure included in your response.

        As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Sondra Snyder at (202) 551-3332, or in her absence, the undersigned at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        William H. Thompson
                        Branch Chief